Exhibit 99.1

News

Sequans Communications S.A. Announces Exercise and Closing

of Over-Allotment Option

Paris, France – December 5, 2013 – Sequans Communications S.A. (NYSE: SQNS) today announced that the underwriters of its previously announced public offering American Depositary Shares (ADS) have fully exercised their option to purchase up to 1,875,000 additional ADS, representing 1,875,000 ordinary shares. Including these additional 1,875,000 ADS, Sequans’ recent offering totaled 14,375,000 ADS at a price to the public of $1.80 per ADS. The sale of these additional ADS closed on December 5, 2013. Including the proceeds from the sale of these additional shares, the aggregate net proceeds to the Company from the public offering, after deducting underwriting discounts and commissions and estimated offering expenses, are approximately $23.4 million.

Needham & Company acted as the sole book-running manager of the offering. Craig-Hallum Capital Group acted as co-manager of the offering.

The ADSs described above were offered by Sequans pursuant to a shelf registration statement on Form F-3, including a base prospectus, previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”). The prospectus supplement relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may also be obtained from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, (800) 903-3268.

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are operating in 4G networks of leading mobile operators around the world. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; and www.twitter.com/sequans.

Safe Harbor

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risks associated with the cash requirements of our business and other risks detailed from time to time in our filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Sequans Announces Exercise and Closing of Over-Allotment Option

Disclaimer

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the shares have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) and/or restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired shares may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the shares and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.